[Letterhead of Clifford Chance US LLP]

October 27, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust
Registration Statement on Form S-11, filed on August 10, 2005
Registration No. 333-127405

Dear Ms. Wolff:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust, (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-127405) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jack A. Cuneo of the Company, dated September 9, 2005 (the “September 9 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the September 9 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 1.

We have provided to each of you, Thomas Flinn, Cicely Luckey and David Roberts, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 10, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. We are also delivering with the hard copy of this letter the supplemental documentation (the “Supplemental Documentation”) requested by the Staff in the September 9 Letter. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Elaine Wolff

October 27, 2005

General Comments

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

RESPONSE:

The Company supplementally advises the Staff that the only artwork that the Company intends to use is a logo on the front and back cover pages of the prospectus and will supplementally provide the logo to the Staff when it becomes available.

2.	We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering. Please advise us whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also advise us whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the dividend reinvestment plan, please amend the registration statement to include the separate prospectus or alternate pages that provide a reasonably detailed description of the plan.

RESPONSE:

The Company supplementally advises the Staff that, pursuant to the Company’s Dividend Reinvestment Plan (the “Plan”) attached as Appendix C to the Registration Statement, “participants” in the Plan include (i) existing shareholders, (ii) persons who receive common shares of the Company upon conversion of limited partnership units in CBRE Operating Partnership, L.P., (iii) purchasers of common shares of the Company in the offering covered by the prospectus included in the Registration Statement and (iv) purchasers of common shares of the Company in any future offering. Participants may purchase common shares pursuant to the Plan until all common shares registered as part of this offering have been sold. The Company does not intend to distribute a separate prospectus relating to the Plan, but intends to deliver the prospectus included in the Registration Statement to all participants (except for persons identified under clause (iv) above, in which the prospectus included in the registration statement for a future offering of common shares of the Company will be delivered) and, in accordance with the Company’s undertaking under Item 37 of the Registration Statement, will comply with its updating requirements as they relate to the Registration Statement (and the prospectus included therein).

3.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the

Ms. Elaine Wolff

October 27, 2005

Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions

RESPONSE:

Pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that redemptions of its shares under its share redemption program (the “Redemption Program”) will not constitute tender offers subject to Rule 13e-4 and that all of the elements of the Redemption Program are consistent with share redemption programs for which the Staff has previously granted relief in prior no action letters.

The Company believes that, despite the fact that the Redemption Program is described in the prospectus included in the Registration Statement, the Company is not engaging in and will not engage in an active and widespread solicitation of its shares. Rather, information regarding the Redemption Program is provided solely for the benefit of the Company’s investors in order to provide them with information about the limited liquidity of their investment. Additionally, under the Redemption Program, the Company will redeem, during any calendar year, up to a maximum of 3% of the weighted average number of shares outstanding during the prior calendar year. Further, no premium is to be paid by the Company for the shares redeemed (in fact, the redemption price during an offering will be at a discount from, and fixed in relation to, the then-current offering price and in no event will exceed the price at which the shares to be redeemed were initially sold by the Company) and the Redemption Program is not contingent on the tender of a fixed number of shares. Participants are not irrevocably bound to their investment decision at any time prior to the redemption because they have the ability to withdraw their request for redemption at any time prior to the end of the applicable semi-annual period. Investors, therefore, are not subject to time pressures when deciding whether or not to participate in the Redemption Program. Consequently, the Company believes that redemptions made in accordance with the Redemption Program would not be “issuer tender offers” subject to the disclosure requirements of Rule 13e-4.

The Commission has granted such relief in instances where redemptions made under share redemption programs were made for cash on a periodic basis at fixed prices which are based on, and at a discount from, the then-current offering price (Behringer Harvard, Reit et al., Letter dated October 26, 2004; Hines Real Estate Investment Trust, Inc., Letter dated June 18, 2004; CNL Income Properties, Inc. Letter dated March 11, 2004; Inland Western Retail Real Estate, Inc., Letter dated August 25, 2003; T REIT Inc., Letter dated June 4, 2001; Puerto Rico Investors

Ms. Elaine Wolff

October 27, 2005

Flexible Allocation Fund, Letter dated June 19, 1999; Popular Balanced ERA Trust Fund, Letter dated April 29, 1999; CNL American Properties Fund, Inc., Letter dated August 13, 1998; Puerto Rico Income & Growth Fund, Inc., Letter dated March 27, 1998; First Puerto Rico Growth and Income Fund, Inc., Letter dated November 5, 1997; Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Letter dated August 7, 1995). Such exemptions have been granted where 5% or less of the outstanding shares of the issuer were likely to have been involved in the transactions for which exemptions were requested (CNL American Properties Fund, Inc., Letter dated August 13, 1998; Brock Exploration Company, Letter dated June 30, 1980). Because the terms of the Redemption Program provide that (i) the Company will redeem, during any calendar year, up to a maximum of 3% of the weighted average number of shares outstanding during the prior calendar year, (ii) the redemption price is based on a fixed discount from the then-current offering price and would never exceed the price paid by the investor, (iii) redemptions are made on a semi-annual basis, (iv) shareholders have the ability to withdraw their request for redemption at any time prior to the end of the applicable semi-annual period, (v) the Company will redeem shares on a pro-rata basis at the end of each semi-annual period in the event the amount of available cash flow is insufficient to fund all redemption requests, and (vi) the Company will provide thirty-days advance notice prior to amending or suspending the Redemption Program, the Company believes the Redemption Program as modified will not bring about the abuses Rule 13e-4 was intended to prevent and should qualify for exemption from Rule 13e-4.

4.	Please advise us how the redemption of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. This discussion should address compliance with Regulation M in the current offering and any offerings that may take place in the future.

RESPONSE:

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a distribution, while such distribution is underway. The Company believes that the redemption of its shares under its share redemption program (the “Redemption Program”) will be conducted in a manner that is consistent with share redemption programs for which the Staff has previously granted an exemption from Regulation M. The Company will not actively solicit shares for redemption, and redemptions will not be made with the purpose of and should not have the effect of manipulating the price of the Company’s shares.

The Redemption Program was established (and is hereby being modified) by our board of trustees solely to provide shareholders of the Company with a vehicle through which, after having held shares and been at risk for at least two years, they can liquidate all or a portion of their investment in the Company’s shares, in light of the fact that there is no public secondary trading market for such shares. In the limited events of a redemption request received after the death of a shareholder or other exigent circumstances, the Company may waive the two-year holding period as well as the pro-rata redemption requirements. The Company has no current plans to seek to cause its shares to be listed on any securities exchange or the Nasdaq National Market. Further,

Ms. Elaine Wolff

October 27, 2005

although shareholders of the Company are apprised of the availability of the redemption feature at the time they purchase their shares, by means of a description in the Company’s prospectus included in the Registration Statement, thereafter the Company does not actively solicit participation by its shareholders in the Redemption Program. The role of the Company in effectuating redemptions under the Redemption Program will be ministerial and will merely facilitate the shareholders’ exit from their investment in the Company.

Allowing the Company to effect redemptions under the Redemption Program during this offering should not manipulate the Company’s share price in connection with this offering because the redemption price will be at a discount from, and fixed in relation to, the offering price, and therefore cannot exceed the price at which the common shares to be redeemed were sold by the Company. Moreover, given the Redemption Program’s two-year holding requirement coupled with the fact that the Company will conduct this offering for no longer than two years from the date of effectiveness of the Registration Statement, investors purchasing shares in this offering will be ineligible (except under certain limited circumstances as described above) to have their shares redeemed during this offering and redemptions will be limited during this offering to investors that purchased shares in the Company’s 2004 private placement. With respect to share redemptions under the Redemption Program during any future offerings of the Company, because the redemption price during such offerings will be at a discount from, and fixed in relation to, the then-current offering price and in no event will exceed the price at which the common shares to be redeemed were initially sold by the Company, the risk that the market will be conditioned or stimulated by such redemptions should be virtually nonexistent. These and all other material terms of the Redemption Program are disclosed in the prospectus included in the Registration Statement.

For the foregoing reasons, the Company believes that the redemption of shares under the Redemption Program will be conducted in a manner that is consistent with (i) the restrictions on activities by issuers during distributions of securities, and (ii) share redemption programs for which the Staff previously granted relief, such as Boston Capital Real Estate Investment Trust, Inc. (letter dated February 10, 2005), Hines Real Estate Investment Trust, Inc. (letter dated June 18, 2004), CNL Income Properties, Inc. (letter dated March 10, 2004), Inland Western Retail Real Estate, Inc. (letter dated August 25, 2003), T REIT Inc. (Letter dated June 4, 2001) and CNL American Properties Fund, Inc., (Letter dated August 13, 1998), under Regulation M. In particular, the Company notes that (i) shareholders of the Company must hold shares for at least two years to participate in the Redemption Program, (ii) there is no trading market for the Company’s shares and the Company will terminate its Redemption Program in the event a secondary market for its shares develops, (iii) the shares will be redeemed at a price based on a fixed discount from the then-current offering price and would never exceed the price paid by the investor, (iv) the Company will redeem, during any calendar year, up to a maximum of 3% of the weighted average number of shares outstanding during the prior calendar year and (v) the terms of the Redemption Program are fully disclosed in the prospectus included in the Registration Statement.

Therefore, the Company respectfully submits that the Redemption Program as modified is consistent with those share redemption programs described in the cases referenced above, and,

Ms. Elaine Wolff

October 27, 2005

similarly, has a very low risk of the type of manipulation that Regulation M was promulgated to address.

5.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

RESPONSE:

The Company supplementally advises the Staff that it will provide copies, when available, of any promotional and sales literature before marketing commences.

6.	We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us why it is not appropriate. Refer to Item 502 of Regulation S-K

RESPONSE:

In response to the Staff’s comment, the Company has included the requested disclosure on the outside back cover page of the prospectus.

7.	The basis for comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or supporting documents must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

•	on page 10 and 48, “CBRE Investors’ research department believes that the U.S. economic expansion is broad-based and sustainable;”

•	on page 1, 2 and 8, “CB Richard Ellis, the largest global commercial real estate services firm, based on 2004 revenue;”

•	on page 2, “CBRE Investors manages approximately $15.1 billion in real estate assets worldwide for some of the largest institutional real estate investors in the world.”

RESPONSE:

In response to the Staff’s comment, the Company has deleted the statements included in the first and third bullet points above and has included in the Supplemental Documentation the data and information supporting the statement included in the second bullet point above.

8.	We note your use of the term “leading” throughout the document. For instance, on page 9 you note that your “key resources include local market intelligence from the CB Richard Ellis

Ms. Elaine Wolff

October 27, 2005

network and analysis from its leading real estate market research affiliate, Torto Wheaton Research.” The term “leading” is vague and abstract. Please revise to clarify your use of this term and provide us with current industry data that supports your assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

RESPONSE:

In response to the Staff’s comment, the Company has deleted the term “leading” throughout the prospectus.

9.	Please clearly explain your business with the goals of plain English in mind. The first time you utilize industry jargon and technical terms please either define the terms or refrain from using them. In this regard, please either revise to explain or delete the following terms:

•	“top-down” strategic research direction

•	“bottom-up” analysis

•	institutional quality properties

•	Class A property (page 62)

RESPONSE:

In response to the staff’s comment, the Company has deleted the terms referenced in the above bullet points throughout the prospectus.

10.	Please provide the disclosure required by Item 11(d) of Form S-11 regarding your promoters.

RESPONSE:

In response to the Staff’s comment, the Company has added disclosure on page 2 of the prospectus as requested.

Cover

11.	You state that that you invest in “high quality real estate properties” Please revise to define the term “high quality.”

RESPONSE:

In response to the Staff’s comment, the Company has deleted the term “high quality” throughout the prospectus.

Ms. Elaine Wolff

October 27, 2005

12.	The cover page should contain only information required by Item 501 or that is key information. In this connection please delete the second sentence in the first paragraph. Further, please omit cross-references from the cover page other than the cross-reference to the risk factor section. See our Plain English Handbook available at www.see.gov.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus.

13.	In this connection, we note your statement that selling commissions may be reduced or waived for “certain” categories of purchasers. Please revise to briefly identify those categories of purchasers rather than including a cross-reference to the “Plan of Distribution.”

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

14.	Please revise the cover page risk factors to include the risk that although you anticipate that aggregate borrowings will not exceed 65% of the cost of your assets, the limitation on your borrowings imposed by your charter is 300% of net assets and the risk that high leverage will reduce your ability to pay distributions.

RESPONSE:

In response to the Staff’s comment, the Company has included a new risk factor on the cover page of the prospectus as requested.

15.	Please revise the second cover page risk factor to clarify that you have not identified any specific property to purchase with the proceeds of the offering.

RESPONSE:

In response to the Staff’s comment, the Company has revised the second risk factor on the cover page of the prospectus as requested.

16.	Please revise the third cover page risk factor to briefly identify the affiliated parties, how you are affiliated and to briefly identify the nature of the conflicts including that the advisory agreement was not negotiated at arms-length and that the advisor will receive compensation regardless of the performance of the properties.

RESPONSE:

In response to the Staff’s comment, the Company has revised the third risk factor on the cover page of the prospectus as requested.

Ms. Elaine Wolff

October 27, 2005

Table of Contents

17.	Please revise to include all risk factor subheadings.

RESPONSE:

In response to the Staff’s comment, the Company has included all risk factor subheadings under the “Table of Contents” of the prospectus as requested.

Questions and Answers about this Offering, page 1

18.	Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section. Your Q&A should not repeat any information that appears in the summary and vice versa. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that both sections contain information relating to your intended operations and material terms of the offering. As written, the Q&A and Summary sections are lengthy and do not provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. Please limit your summary to key information about your business and your offering, and provide the more detailed disclosure in the body of the prospectus. Refer to Securities Release 33-6900 and Item 3 of Industry Guide 5.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

How are you different from your competitors who offered unlisted REIT shares to the public, page 2

19.	In listing the differences between yourself and your competitors who offer unlisted REITs, you state that your “investment strategy is research oriented and analytically based.” You also note that you “use a disciplined process in making investment decisions.” Please advise us as to the basis for your assertions that your competitors are utilizing neither a research oriented and analytically based investment strategy nor a disciplined investment decision process.

RESPONSE:

In response to the Staff’s comment, the Company has deleted this disclosure.

Summary, page 8

20.	Please revise to include a separately captioned discussion of conflicts of interest that identifies all persons and entities with conflicts of interests or potential conflicts of interests, describe the nature of each person’s affiliation with you and discuss the nature of each conflict identified.

Ms. Elaine Wolff

October 27, 2005

RESPONSE:

In response to the Staff’s comment, the Company has included a new section titled “What conflicts of interest exist between you, the Investment Advisor and its affiliates?” beginning on page 8 of the prospectus.

21.	We note that you may invest in “mortgages or other investments where we could seek to acquire the underlying property.” Similarly, in the business section you state that you may invest in “other real estate-related assets.” Please revise to briefly discuss here, and in more detail in the business section, the nature of the mortgages or “other investments” in which you may invest. For example, if you may invest in second mortgages, construction loans, subprime mortgages, mezzanine debt or mortgage backed securities, please revise to discuss these investments and whether there are any limitations on the amount that may be invested in each category of investment. Further, please revise to include a discussion of the investment criteria for loans in which you may invest. Refer to Item 13(b) of Form S-11.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 48 of the prospectus as requested. The Company also refers the Staff to the third full paragraph on page 5 of the prospectus and the fifth full paragraph on page 48 of the prospectus for its discussion of the investment criteria that the Investment Advisor employs in making investment decisions for us.

22.	Please revise to include an organization chart that reflects your current structure and ownership as well as the ownership of your affiliates.

RESPONSE:

In response to the Staff’s comment, the Company has included an organization chart on page 7 of the prospectus reflecting the Company’s current structure and ownership as well as the ownership of its affiliates.

Acquisition Strategy, page 9

23.	Please revise to disclose that there are no limitations on the amount that you may invest in any type of permitted investment.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the prospectus as requested.

Ms. Elaine Wolff

October 27, 2005

Risk Factors, page 11

24.	Please revise so that your summary risk factors appear no later than the second page of your summary. Further, you state on the cover page and on page 11 that the Risk Factors section begins on page 16. Please note that the Risk Factors section begins on page 17.

RESPONSE:

In response to the Staff’s comment, the Company has moved the summary risk factors section so that it begins on page 2 of the prospectus.

Compensation To The Investment Advisor; Equity Investment By An Affiliate Of The Investment Advisor, page 13

25.	Please revise to specifically note that the Initial Administration Fee are not related to the performance of the properties you hold.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Distributions, page 14

26.	You state that “[p]rovided we have sufficient cash flow to pay dividends, we intend to declare dividends on a daily basis and we expect to pay dividends to you on a quarterly basis.” Please revise to note that you will have to sell properties or borrow money if your cash available for distribution is less than 90% of your REIT taxable income.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the prospectus as requested.

27.	Please revise your disclosure to note that distributions may constitute a return of capital, rather than a dividend on investments.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the prospectus as requested.

Ms. Elaine Wolff

October 27, 2005

Share Redemption Program, page 14

28.	You note on page 80 that you cannot guarantee that any funds set aside for your share redemption program will be sufficient to accommodate any requests made in any year. Please revise this section to note this fact.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the prospectus as requested.

Risk Factors, page 17

29.	Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:

•	on page 25, you state that “although we believe that the properties that we will acquire will be substantially in compliance with present requirements”

•	on page 27, you state that “although this cannot be assured, we believe that any noncompliance with the REIT 5% asset test resulting from our investment in the fund should be due to reasonable cause and not willful neglect and, therefore, our qualification as a REIT should not be affected.”

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

30.	We note that you may invest in undeveloped property and “mortgages or other investments where we could seek to acquire the underlying property.” Please revise to include separately captioned risk factors that discuss the risks associated with each of your permitted types of investments and any impact on distributions to investors. For example, if you may invest in second mortgages, construction loans, subprime mortgages, mezzanine debt or mortgage-backed securities, please revise to discuss the risks associated with each type of investment.

RESPONSE:

In response to the Staff’s comment, the Company has included separately captioned risk factors on page 23 of the prospectus that address the risks associated with investments in mortgage loans. The Company also refers the Staff to the separately captioned risk factor “Development and construction of our properties may result in delays and increased costs and risks” on page 21 of the prospectus for a discussion of the risks associated with investments in undeveloped properties. The Company does not currently intend to invest beyond these investments and therefore does not believe that other risks are material.

31.

We note that you plan to use derivative financial instruments for hedging such as interest rate swap and cap agreements. Please disclose in the risk factors section all associated risks for all of your derivative instruments, including, without limitation, risks such as basis risks, credit risk, and legal enforceability risks. Make clear that hedging strategies may reduce the overall returns on your investments. Describe in sufficient detail the policies and procedures implemented to

Ms. Elaine Wolff

October 27, 2005

address risks associated with the use of derivatives. If no such policies and procedures are in place, please disclose so in the risk factor section.

RESPONSE:

In response to the Staff’s comment, the Company has included a separately captioned risk factor on page 25 of the prospectus that addresses the risks associated with the use of derivative instruments and our policy with respect to such activities.

If the Investment Advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, page 17

32.	You indicated that you are dependent on the Investment Advisor’s key personnel. Please revise to identify all of the Investment Advisor’s key personnel. If key personnel refers to those directors and executive officers listed on page 65, so state.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Conflict of Interest Risks, page 18

33.	On page 72, you state that you “will not purchase or lease properties in which the Investment Advisor or its affiliates has an ownership interest without a determination by a majority of our trustees, including a majority of any independent trustees not otherwise interested in such transaction.” Please add a risk factor addressing potential purchases or leases of properties from your Investment Advisor or its affiliates.

RESPONSE:

In response to the Staff’s comment, the Company has included a separately captioned risk factor on page 15 of the prospectus addressing the Company’s potential purchases or leases of properties from the Investment Advisor or its affiliates.

We pay substantial fees and expenses to the Investment Advisor, its affiliates and participating broker-dealers, which payments increase the risk that you will not earn a profit on your investment, page 18

34.	You state you will pay the Investment Advisor and its affiliates substantial fees for their services. Please expand your disclosure to briefly describe these fees.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure as requested.

Ms. Elaine Wolff

October 27, 2005

Real estate investments are long-term illiquid investments and may be difficult to sell,

35.	Please provide a separate risk factor for the bullet that addresses the changes in interest rates.

RESPONSE:

In response to the Staff’s comment, the Company has included a separately captioned risk factor on page 19 of the prospectus addressing changes in interest rates as requested.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 35

36.	Please disclose and discuss your financial and non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

RESPONSE:

In response to the Staff’s comment, the Company has included the disclosure as requested.

Overview, page 35

37.	You state that you “conduct substantially all of [your] activities through, and substantially all of [your] real estate investments are held, directly or indirectly, by CBRE OP.” Please revise to note who or what besides CBRE OP conducts your activities and holds your real estate investments.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Result of Operations, page 39

38.	Please note the exact dates of expiration for the three commercial properties leases.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

39.	You state that you are “actively seeking acquisition and other investment opportunities in other markets of the US, and in Western Europe and Japan, some of which are in various stages of negotiation and due diligence.” Please revise to note if you have entered into any firm commitments in regards to any of these properties.

Ms. Elaine Wolff

October 27, 2005

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

40.	We note that you are in various stages of negotiation and due diligence with respect to additional acquisition activities. Please tell us and clarify if true that these do not represent probable acquisitions, or advise us of your consideration of Rule 3-14 of Regulation S-X.

RESPONSE:

The Company supplementally advises the Staff that none of the acquisition opportunities it is currently pursuing are probable and therefore the Company believes that financial statements pursuant to Rule 3-14 of Regulation S-X are not required to be presented at this time.

Financial Condition, Liquidity and Capital Resources, page 39

41.	Please revise your disclosure to include the anticipated cash outlay under the advisory agreement with your Investment Advisor and affiliates.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

42.	Please revise to note whether you have sufficient cash resources, without the proceeds of this offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

43.	We note your statement that your declaration of trust limits your borrowing to 300% of your net assets which is equivalent to 75% of the cost of your assets. Please revise to explain how you are defining “net assets” and please show us how 300% of your net assets equals 75% of the cost of your assets.

RESPONSE:

In response to the Staff’s comment, the Company has deleted the statement “(equivalent to 75% of the cost of our assets)” as it is not a required limitation on our borrowing limits under our declaration of trust. The term “net assets” is defined in our declaration of trust, which has been filed as an exhibit to Amendment No. 1.

Ms. Elaine Wolff

October 27, 2005

Qualitative Disclosures about Market Risk, page 41

44.	Please tell us how you considered the disclosure requirements of Item 3-05 of Regulation S-K with respect to your fixed rate debt.

RESPONSE:

In response to the Staff’s comment, the Company has included disclosure to address our fixed rate debt on page 40 of the prospectus.

The Company, page 42

45.	Please disclose your website if any. Refer to Item 101(e)(3) of Regulation S-K.

RESPONSE:

The Company supplementally advises the Staff that it does not currently have a website.

46.	We note that you have adopted a performance bonus plan for employees but do not have any full time employees. Please revise to note if you anticipate any material changes in the number of employees. Refer to Item 101(a)(2) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the prospectus under the heading “Employees.”

Prior Performance Summary, page 45

47.	We note your disclosure that the tables provide information concerning real estate programs sponsored by CBRE Investors and its affiliates which have investment objectives similar to yours. We further note from your response to comment 61 that you have provided information for a sponsor with no public track record. Since CBRE Investors and its affiliates do not appear to have sponsored at least three public programs with investment objectives similar to yours, please revise the tables to provide information for each prior program even if the investment objectives for those programs are dissimilar. Please note that as to the programs with dissimilar investment objectives, those programs may be grouped together in some of the tables. Please revise or advise.

RESPONSE:

The Company advises the Staff that CB Richard Ellis Investors, LLC and its affiliates (the “Sponsor”) do not have a “public track record” as defined by Guide 5. However, the Sponsor has sponsored eight programs with investment objectives similar to those of the Company (as determined by the Company) and the Company has included information regarding these programs in the prior performance tables. If the sponsor does not have a “public track record,” the instructions to the prior performance tables state that information must be given for each prior program, public or nonpublic, with investment objectives similar to those of the registrant. In the event that the sponsor has not sponsored at least five such programs, the instructions to the prior performance tables state that information must be given for each prior program, public or

Ms. Elaine Wolff

October 27, 2005

nonpublic, even if the investment objectives for those programs are not similar to those of the registrant. Because the Sponsor has sponsored at least five such programs, the Company respectfully submits that, in accordance with the Guide 5 instructions to the prior performance tables, it is not required to include in such tables information regarding programs sponsored by the Sponsor having investment objectives that are not similar to those of the Company.

48.	Please revise to provide the information required by Item 8A of Guide 5, including for example, the total number of investors.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested and believes that it has included all the information required by Item 8.A.1 of Guide 5.

49.	Please expand your statement that each of the 8 prior programs had investment objectives that are similar to yours by disclosing the factors considered in determining that the prior programs had investment objectives similar to the registrant. Further, please revise to disclose that unlike this offering there were no sales commissions paid in the prior programs in which 100% of the amounts raised were invested.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure as requested.

50.	In your narrative disclosure, please include a description of any major adverse business developments encountered by your Investment Advisor. We refer to Item 8.A.2 of Guide 5.

RESPONSE:

In response to the Staff’s comment, the Company has included the disclosure required by Item 8.A.2 of Guide 5.

51.	Tell us what consideration was given to discussing your distributions in comparison to cash flow from operating activities for your programs in which the distributions exceeded operating cash flow, identifying the alternative source of the distributions.

RESPONSE:

The Company supplementally advises the Staff that distributions to investors in most of the Prior Programs presented on “Appendix A – Prior Performance Tables - Table III” that are in excess of the current period operations, sales and refinancing proceeds are the result of a current period distribution of prior period retained cash flows from previous operations, sales and refinancing activities. Unique to our Prior Programs was the 2004 Global Innovation Partners, or GIP, transaction where capital contributions from investors that initially funded the acquisition of properties were distributed back to investors from subsequent financing proceeds received. We have concluded that these distributions to investors were essentially returns of capital from such

Ms. Elaine Wolff

October 27, 2005

financings and are now being excluded from the presentation on “Appendix A – Prior Performance Tables - Table III.”

Development and Construction of Properties, page 50

52.	Please disclose whether there is currently an affiliate of the Investment Advisor that performs development activities or if the Investment Advisor or its affiliates have plans to form such an entity.

RESPONSE:

In response to the Staff’s comment, the Company has included the disclosure as requested.

Management of the Company, page 56

53.	Please revise to include a compensation table detailing the compensation paid to your executive officers for your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

RESPONSE:

The Company supplementally advises the Staff that its executive officers are employees of the Investment Advisor and, as such, are not compensated directly by the Company or any of its subsidiaries. The Company pays to the Investment Advisor management fees in accordance with the terms of the Advisory Agreement and does not separately compensate any of its executive officers for their activities in managing the Company. The Advisory Agreement has been disclosed in accordance with Item 404 of Regulation S-K under the section “Certain Relationships and Related Party Transactions” and elsewhere in Amendment No. 1. The primary purpose of the Advisory Agreement is not to provide compensation to our executive officers, but rather to compensate the Investment Advisor for the services it provides in the day-to-day management of the Company. The Investment Advisor has the sole and exclusive right to determine the compensation of its employees and to hire and fire its employees. In accordance with Item 402(a)(5), since the Advisory Agreement is disclosed in response to Item 404, the Company does not believe that its executive officers’ compensation is required to be reported under Item 402 of Regulation S-K.

Our Executive Officers and Trustees, page 56

54.	On page 57, you state that prior to the commencement of this offering you will have five trustees. Please revise this section to note the fifth trustee once the trustee has been selected.

RESPONSE:

In response to the Staff’s comment, the Company has disclosed the identity of the fifth trustee as requested.

Ms. Elaine Wolff

October 27, 2005

2004 Performance Bonus Plan, page 60

55.	Please revise to note who can participate in this Bonus Plan. For instance, please note whether your executives, trustees, or employees of your Investment Advisor are eligible to participate in the Bonus Plan.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Certain Relationships and Related Party Transaction, page 70

56.	We note your statement that “certain of our executive officers and trustees are also officers and directors of the Investment Advisor.” Please revise to identify all related parties by name and position. To the extent known, please quantify their interests in your manager or its affiliates, and the resulting interest in the related transactions.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

57.	Please revise to discuss that the advisory agreement was negotiated by related parties and that it may not be terminated (except for cause) without substantial penalties and that advisor’s compensation is not necessarily tied to the performance of the portfolio—or that it may encourage speculative behavior.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Ownership by the Investment Advisor and its Affiliates, page 71

58.	You state that an affiliate of the Investment Advisor owns 25,000 class A units in CBRE OP and class B and class C limited partnership interests in CBRE OP. Please revise to note the identity of the affiliate. Also, please revise to note the consideration paid for these units and interests and whether these transactions where conducted at arms-length.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Conflict Resolution Procedures, page 72

59.	You state that you “will not purchase or lease properties in which the Investment Advisor or its affiliates has an ownership interest without a determination by a majority of our trustees, including a majority of any independent trustees not otherwise interested in such transaction.”

Ms. Elaine Wolff

October 27, 2005

Please advise us if you anticipate that you will or whether you already have identified for purchase, prior to the effectiveness of this registration statement, any properties in which your Investment Advisor or its affiliates has an interest.

RESPONSE:

The Company supplementally advises the Staff that it has not purchased, nor does it intend to purchase prior to the effectiveness of the Registration Statement, any properties in which the Investment Advisor or its affiliates has an interest.

Affiliated Service Providers, page 74

60.	You state that the “Investment Advisor intends to capitalize on its affiliation with CB Richard Ellis through a preferred services relationship which improves access to the highest quality professionals, the potential for a discounted “portfolio level” fee structure in the future, and national purchasing power for supplies and vendor contracts.” Please revise to provide further detail on the Investment Advisors “preferred services relationship.” This discussion should include whether there is written agreement regarding the services to be provided. Also, please note how the potential for a discounted “portfolio level” fee structure can be realized. Lastly, please advise or revise to note the basis for your assertion that you will have access “to the highest quality professionals.”

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Meetings and Special Voting Requirements, page 77

61.	You note that “shareholders are entitled to vote at a duly held meeting at which a quorum is present.” Please revise to note the quorum requirements under Maryland law.

RESPONSE:

The Company advises the Staff that the quorum requirements are disclosed in the first paragraph under the heading “Description of Shares – Meetings and Special Voting Requirements” and has provided a reference to this disclosure.

Ms. Elaine Wolff

October 27, 2005

Transfer Restrictions, page 77

62.	We note that your declaration of trust provides that any transfer of shares that would violate your share ownership limitation is null and void. Please expand your disclosure to discuss any restrictions on the transferability of shares imposed by state suitability standards or blue sky laws. Refer to Item 16 of Industry Guide 5.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on page 78 of the prospectus as requested.

63.	On page 71, you state that CBRE Investors, an affiliate of the Investment Advisor, purchased 225,000 of your common shares. In this section, you note that CBRE Investors, owns approximately 218,000 common shares. Please advise us as to the reason for the discrepancy in the amount of shares owned by CBRE Investors.

RESPONSE:

The Company advises the Staff that CBRE Investors purchased 225,000 of the Company’s common shares in the July 2004 private placement. In January 2005, CBRE Investors sold 6,784 of its 225,000 common shares it holds in the Company to certain of its employees, including Robert A. Zerbst, our chairman. The purchase by Mr. Zerbst of 3,893 common shares is reflected on page 70 under the heading “Ownership by the Investment Advisor and its Affiliates” and such shares are included in his holdings listed in the “Principal Stockholders” table. After accounting for these sales, CBRE Investors currently owns 218,216 common shares of the Company.

The Operating Partnership Agreement, page 87

General, page 87

64.	You state that “an affiliate of the Investment Advisor purchased 25,000 common, or class A, units in CBRE Operating Partnership, L.P.” Please revise to describe the class A units and common units of the Operating Partnership.

RESPONSE:

The Company advises the Staff that there is no distinction between the term “class A units” and “common units” and it has deleted the term “common units” here and throughout the prospectus in order to avoid any confusion.

CBRE Operating Partnership, L.P. has three classes of “partnership interests:” the Class A Interest, the Class B Interest and the Class C Interest. The Class A Interest is expressed in limited partnership units, or Class A Units. The Class B Interest and Class C Interest are not expressed in limited partnership units. The discussion under the heading “The Operating Partnership Agreement” on page 86 of the prospectus describes the Class A Units.

Ms. Elaine Wolff

October 27, 2005

Certain U.S_ Federal Income Tax Consequences, page 90

65.	Please revise to reflect that you have received an opinion of counsel. The opinion must speak as of the effective date and you must file a signed opinion prior to effectiveness.

RESPONSE:

The Company supplementally advises the Staff that it will revise the disclosure prior to the effective date of the Registration Statement as requested after counsel has issued their opinion to us.

Compensation We Will Pay for the Sale of Our Shares, page 111

66.	You note that you “will indemnify a participating broker-dealer against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in any broker-dealer agreement.” Please provide a brief description of such indemnification provisions.

RESPONSE:

The Company supplementally advises the Staff that it has not yet selected any parties to serve as broker-dealers in this offering. After the Company has engaged one, it will then file with the Commission a form of broker-dealer agreement. The Company expects that any agreement it enters into with a broker-dealer will include indemnification provisions that are customary for this type of transaction.

Financial Statements

General

67.	Please update the financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company has updated the financial statements as requested.

Note 6 – Concentrations, page F-18

68.	We note your presentation of the consolidated condensed financial information of Pinault-Printemps-Redoute and Cobham, PLC. Clarify if the parent companies are subject to filing periodic reports with the Commission. If not, please tell us your basis for presenting summarized financial information in lieu of audited financial statements. In addition, confirm that the parent companies are guarantors under the lease agreements.

RESPONSE:

In response to the Staff’s comment, the Company has removed the presentation of the consolidated condensed financial information of Pinault-Printemps-Redoute and Cobham, PLC. The Company’s management has concluded that it does not have a significant credit concentration with respect to its two properties leased to single tenants on a long-term basis. This conclusion is based on a good faith expectation that the Company will raise in excess of

Ms. Elaine Wolff

October 27, 2005

$150,000,000 from investors within the next twelve months pursuant to an effective registration statement and is consistent with Staff Training Manual – Topic 2, item 2.

Note 7 – Asset Management and Other Fees to Related Parties

Affiliate Equity investment, page F-20

69.	Clarify how you accounted for the Class B and C limited partnership interests upon issuance and your basis in GAAP for your accounting treatment. Also explain how these interests were valued.

RESPONSE:

In response to the Staff’s comment, the Company has added disclosure on page F-16 of the prospectus. The Company also supplementally advises the Staff that the Class B and Class C limited partnership interests are, in substance, performance based management fees because they are (i) contingent on the Investment Advisor’s continued service as investment advisor during the performance measurement period, and (ii) the fees are payable in cash based on exceeding predetermined cash flow hurdles from the operation and/or liquidation of the Company’s assets. These interests represent SFAS 5 contingencies to the Company because the distributions relating to these interests are contingent on meeting the specified performance hurdles. Each reporting period, the Company will evaluate these contingencies in accordance with SFAS 5 and determine if distributions are probable and estimable. Once distributions are probable and estimable, the Company will begin accruing such costs at its then current best estimate.

Schedule III, page F-22

70.	Please advise us how this schedule includes all of the information required by Rule 12-28 of Regulation S-X or revise accordingly.

RESPONSE:

In response to the Staff’s comment, the Company has revised Schedule III on page F-24 of the prospectus to include all of the information required by Rule 12-28 of Regulation S-X

Ms. Elaine Wolff

October 27, 2005

Appendix A

Table II, A-3

71.	Please tell us why the amounts shown as cash generated from operations plus the amounts paid to sponsors does not agree with the amounts shown as cash generated from operations in Table III.

RESPONSE:

The Company respectfully advises the Staff that certain of the above-mentioned amounts shown in Table II were included in error and it has revised such amounts in Table II accordingly. In addition, the Retail Enhancement Fund figures do not reconcile between Tables II and III due to the fact that 1998 and 1999 cash flows generated from operations of $690,888 and $312,304, respectively, are not shown in the information presented on Table III for the five years ended December 31, 2004.

Table III – Operating Results of Prior Programs, page A-4

72.	We note that you present unrealized appreciation (depreciation) in this table. Please disclose if these funds presented their assets at fair market value or at historical cost.

RESPONSE:

In response to the Staff’s comment, the Company has included the disclosure as requested.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

73.	In the last sentence of the first paragraph, you state that “CB Richard Ellis Investors, L.L.C. also purchased 225,000 common shares of beneficial interest in the private placements at $9.70 a share.” Please revise to clarify if these shares were included in the 5,818,799 shares sold from July 2004 to October 2004 or if this was a separate offering.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

74.	Please revise to identify the affiliate that purchased the Class A units in the OP.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Item 37. Undertakings, page II-4

75.	As a matter of consistency with the rest of the registration statement, please revise this section to replace your use of “Advisor” with “Investment Advisor.”

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Ms. Elaine Wolff

October 27, 2005

Exhibits

76.	Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

RESPONSE:

In response to the Staff’s comment, the Company has filed the referenced documents listed in the Exhibit Index as exhibits to Amendment No. 1, and will file the remaining documents in a subsequent amendment. The Company will supplementally provide the Staff with drafts of the legal and tax opinions under separate cover.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8209 or Jason D. Myers at 212-878-8324.

Very truly yours,

By:	/s/ Robert E. King, Jr.
Robert E. King, Jr.

cc:	Mr. Thomas Flinn
Ms. Cicely Luckey
Mr. David Roberts
Mr. Jack A. Cuneo
Mr. Jason D. Myers